UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 1)

NutriSystem, Inc.

(Name of Subject Company (Issuer))

COMMON STOCK

(Title of Class of Securities)

67069D 10 8

(CUSIP Number of Class of Securities)

HJM Holdings, LLC

202 Welsh Road

Horsham, PA 19044

Attn: Michael J. Hagan

President and Manager

(Name, address and telephone number of person authorized to receive notices and communications )

With a copy to:

James A. Lebovitz, Esq.

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103

Telephone: (215) 994-4000

April 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67069 D 10 8	13D	Page 2 of 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) HJM Holdings, LLC (83-0344408)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC/PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,313,500 9. Sole Dispositive Power 10,522,092 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,313,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 53%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 67069 D 10 8	13D	Page 3 of 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michael J. Hagan

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,593,715* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,593,715*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,593,715*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 9%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTION BEFORE FILLING OUT

        * These shares are owned directly by HJM Holdings, LLC, of which Mr. Hagan is the president and manager, and represent Mr. Hagan’s proportionate interest in the total shares owned by HJM Holdings, LLC and disclosed on the immediately preceding page of this Schedule 13D. Mr. Hagan disclaims beneficial ownership of the shares held by HJM Holdings, LLC other than his proportionate interest.

CUSIP No. 67069 D 10 8	13D	Page 4 of 5

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on December 20, 2002. The Schedule 13D is hereby amended and supplemented as follows:

Item 4.	Purposes of the Transaction.

Item 4 of the Statement is hereby amended and supplemented to include the following:

In order to release HJM Holdings, LLC and NewSpring Ventures, L.P. from the terms and provisions of the Stockholders’ Agreement, including the contractual prohibitions on the sale and transfer of the Common Stock and any voting agreements, HJM Holdings, LLC and NewSpring Ventures, L.P. entered into the Termination of Stockholders’ Agreement, dated and effective as of April 28, 2004 (the “Termination”). In connection with the Termination, HJM Holdings, LLC intends to distribute half of the Common Stock owned by HJM Holdings, LLC; or 5,261,046 shares, to its members on or about May 7, 2004 (the “Initial Distribution Date”), with the remainder distributed to its members no later than ninety (90) days following the Initial Distribution Date. Subject to applicable laws and regulations, the members of HJM Holdings, LLC may begin selling the Common Stock distributed to each member, respectively, on the distribution dates enumerated in the preceding sentence. A copy of the Termination is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented to include the following:

In connection with the Termination, Mr. Hagan and Mr. Jankovic intend to enter into an agreement with NewSpring Ventures, L.P. and the Company pursuant to which Mr. Hagan, Mr. Jankovic and NewSpring Ventures, L.P. will agree not to sell (a) with respect to Mr. Hagan and Mr. Jankovic, any of the Common Stock of the Company attributable to each of them, and (b) with respect to NewSpring Ventures, L.P., any of the Common Stock of the Company owned by NewSpring Ventures, L.P., prior to December 20, 2004, provided that certain sales of such Common Stock will be permitted during such lock up period upon the occurrence of certain events, including: (i) any merger or consolidation of the Company with or acquisition of the Company by, another corporation, (ii) the sale or other disposition of all or substantially all the assets of the Company, and/or (iii) any private placement or registered offering of shares by the Company. In addition, Mr. Hagan, Mr. Jankovic, NewSpring Ventures, L.P. and the Company intend to enter into an agreement pursuant to which the Company will agree to grant Mr. Hagan, Mr. Jankovic and NewSpring Ventures, L.P. piggy back registration rights through December, 20, 2004 thereby permitting Mr. Hagan, Mr. Jankovic and NewSpring Ventures, L.P. the right to add their shares for resale to certain registration statements filed by Company.

Item 12.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated December 30, 2002.*

Exhibit 2	Stockholders’ Agreement dated December 20, 2002 between HJM Holdings, LLC and NewSpring Ventures, L.P. *

Exhibit 3	Termination of Stockholders’ Agreement dated April 28, 2004 between HJM Holdings, LLC and NewSpring Ventures, L.P.

*	Denotes Exhibit has been previously filed with the Securities and Exchange Commission.

CUSIP No. 67069 D 10 8	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

HJM HOLDINGS, LLC

By:	/s/ Michael J. Hagan

Name:	Michael J. Hagan
Title:	President and Manager

MICHAEL J. HAGAN

By:	/s/ Michael J. Hagan

Name:	Michael J. Hagan

Dated: 4/29/04